UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Rosehill Resources Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

777385 105

(CUSIP Number)

Andrew Lapayowker Rosemore, Inc. 1 North Charles Street, 22nd Floor Baltimore, MD 21201 (410) 347-7080	Gregory R. Dow KLR Energy Sponsor, LLC 811 Main Street, 18th Floor Houston, TX 77002 (713) 654-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Name of Reporting Person Rosemore, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 36,229,432*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Rosemore Holdings, Inc. (“RHoldings”), (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema Oil and Gas Company (“Tema”), (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Group Investments, LLC (“KLR Investments”), (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Energy Sponsor, LLC (“Sponsor”). See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Tema Oil and Gas Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 36,229,432*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Rosemore Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 5,131*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person KLR Energy Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 926,629*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person KLR Group Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,548,821*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person KLR Group Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,548,821*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Edward Kovalik
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 36,671*
	8	Shared Voting Power 39,778,253*
	9	Sole Dispositive Power 36,671*
	10	Shared Dispositive Power 3,548,821*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,814,924*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)

Based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See the Introductory Note and Items 3 and 5 for further details.

Introductory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 8, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on November 13, 2017 ( the “First Amendment”), Amendment No. 2 to Schedule 13D, filed on January 23, 2018 (the “Second Amendment”), and Amendment No. 3 to Schedule 13D, filed on October 2, 2018 (the “Third Amendment”). The purpose of this Amendment is to update the percentage ownership of the Reporting Persons as a result of the exercise of the underwriters’ over-allotment option to purchase 840,744 shares of Class A Common Stock in connection with an underwritten public offering by Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”), which closed on October 10, 2018.

This Amendment amends the cover pages (as set forth in the foregoing pages), Item 5 and Schedule A of the Original Schedule 13D, as amended by the First Amendment, the Second Amendment and the Third Amendment (as set forth below). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended by the First Amendment, the Second Amendment and the Third Amendment.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

RHoldings is the record owner of 59 shares of Series A Preferred Stock, which may initially be converted into 5,131 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Tema is the record owner of (i) 29,807,692 shares of Class B Common Stock, which, together with the Rosehill Operating Common Units, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement, (ii) 4,750,000 warrants, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and (iii) 19,166 shares of Series A Preferred Stock, which may initially be converted into 1,666,609 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Tema and RHoldings are each direct, wholly-owned subsidiaries of Rosemore.

Edward Kovalik is the record owner of 36,671 shares of Class A Common Stock. KLR Investments is the record owner of (i) 414,601 shares of Class A Common Stock, (ii) 2,118,547 warrants, and (iii) 1,024 shares of Series A Preferred Stock, which may initially be converted into 89,044 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Sponsor is the record owner of (i) 926,020 shares of Class A Common Stock and (ii) 7 shares of Series A Preferred Stock, which may initially be converted into 609 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. KLR Investments is the managing member of Sponsor. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC and the managing member of KLR Group Holdings, LLC (“KLR Holdings”) which owns 100% of KLR Investments.

Because of the relationship between Sponsor and Tema as a result of the SHRRA, each Reporting Person may be deemed to beneficially own 39,814,924 shares of Class A Common Stock. Each Reporting Person disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

The aggregate percent of Class A Common Stock beneficially owned by the Reporting Persons is based on 51,970,744 shares of Class A Common Stock deemed to be outstanding, including (i) 13,533,112 shares of Class A Common Stock currently issued and outstanding, (ii) 5,131 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (iii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (v) 1,666,609 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, (vii) 89,044 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments, and (viii) 609 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor.

To the knowledge of the Reporting Persons, the executive officers and directors of Rosemore, Tema and RHoldings have no beneficial ownership of Class A Common Stock other than (i) 36,671 shares of Class A Common Stock owned by Frank Rosenberg (comprising less than one percent (0.3%) of the shares of the outstanding Class A Common Stock), (ii) 36,671 shares of Class A Common Stock owned by William E. Mayer (comprising less than one percent (0.3%) of the shares of the outstanding Class A Common Stock), (iii) 300 shares of Class A Common Stock and 300 additional shares of Class A Common Stock issuable upon conversion of warrants owned by Robert A. Delp (together comprising less than one percent (0.005%) of the shares of the outstanding Class A Common Stock), (iv) 2,500 shares of Class A Common Stock issuable upon conversion of warrants owned by Paul Ebner (comprising less than one percent (0.02%) of the shares of the outstanding Class A Common Stock), and (v) 1,000 shares of Class A Common Stock issuable upon conversion of warrants owned by Henry A. Rosenberg, Jr. (comprising less than one percent (0.008%) of the shares of the outstanding Class A Common Stock).

To the knowledge of the Reporting Persons, the manager or executive officers of Sponsor, KLR Holdings and KLR Investments have no beneficial ownership of Class A Common Stock other than Kovalik and Gregory R. Dow, who respectively own 36,671 and 40,000 shares of Class A Common Stock.

(c) Since the date of filing of the Third Amendment, the directors and executive officers of Rosemore, Tema and RHoldings have not engaged in any transactions in the Issuer’s securities.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2018

TEMA OIL AND GAS COMPANY

By:	/s/ Paul J. Ebner
Name:	Paul J. Ebner
Title:	President

ROSEMORE HOLDINGS, INC.

By:	/s/ Paul J. Ebner
Name:	Paul J. Ebner
Title:	President and CEO

ROSEMORE, INC.

By:	/s/ Paul J. Ebner
Name:	Paul J. Ebner
Title:	President and CEO

KLR ENERGY SPONSOR, LLC

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Manager

KLR GROUP INVESTMENTS, LLC

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Manager

KLR GROUP HOLDINGS, LLC

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

EDWARD KOVALIK

/s/ Edward Kovalik

Schedule A

DIRECTORS, EXECUTIVE OFFICERS, MANAGER, AND MANAGING MEMBERS

OF THE REPORTING PERSONS

ROSEMORE, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions since the most recent filing of Schedule 13D
Henry A. Rosenberg, Jr. (Co-Chair of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President & CEO, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Sr. VP, CFO, Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Lisa J. Davidson (Vice President, Director)	Rosemore, Inc.	USA	None

Jeffrey A. Hoffberger (Vice President, Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	(see below)	USA	None

Andrew Lapayowker (General Counsel, Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

William E. Mayer (Director)	Park Avenue Equity Partners, which is a private equity firm, at 1 East 52nd Street, 3rd Floor, New York, New York 10022	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Frank B. Rosenberg (Co-Chair of Board, Executive Vice President, Director)	Rosemore, Inc.	USA	None

Carol L. Boemmel (Controller)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

TEMA OIL AND GAS COMPANY

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions since the most recent filing of Schedule 13D

Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Director)	Rosemore, Inc.	USA	None

Tommie E. Yates (Director)	Retired	USA	None

Carol L. Boemmel (Controller)	Rosemore, Inc.	USA	None

Dean Daniel (Assistant Secretary)	Rosemore, Inc.	USA	None

Keith Stephenson (Assistant Secretary)	Rosemore, Inc.	USA	None

*

For each individual with a principal occupation at Rosemore, their position is listed below their name in the Rosemore, Inc. table above, and their principal business address is the address of Rosemore, Inc. provided above.

ROSEMORE HOLDINGS, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions since the most recent filing of Schedule 13D

Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President and CEO, Director)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Executive VP, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	Lawyer, Partner at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at 1401 H Street, NW, Suite 500, Washington, D.C. 20005	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Carol L. Boemmel (Controller)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

KLR ENERGY SPONSOR, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions since the most recent filing of Schedule 13D

Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP INVESTMENTS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions since the most recent filing of Schedule 13D

Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP HOLDINGS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions since the most recent filing of Schedule 13D

Edward Kovalik (Chief Executive Officer)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None